Proposed issue of securities	Exhibit 99.4

Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

18/1/2022

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued
MSB	ORDINARY FULLY PAID	1,758,481

Proposed +issue date

18/1/2022

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1  Name of +Entity

MESOBLAST LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	68109431870

1.3 ASX issuer code
MSB

1.4 The announcement is
New announcement

1.5 Date of this announcement
18/1/2022

1.6 The Proposed issue is:
A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A – Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

Existing class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ASX +security code and description

MSB : ORDINARY FULLY PAID

Number of +securities proposed to be issued

1,547,753

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

1,547,753 ordinary shares issued as consideration under an existing license from a third party to certain intellectual property assets

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Proposed issue of securities

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

Existing class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ASX +security code and description

MSB : ORDINARY FULLY PAID

Number of +securities proposed to be issued

210,728

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

210,728 ordinary shares issued as payment in connection with the Kentgrove Facility Agreement

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Part 7C – Timetable

7C.1 Proposed +issue date

18/1/2022

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Proposed issue of securities

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

1,758,481 ordinary shares

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

Please see responses in Part 7B of this form

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

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Proposed issue of securities

7F.2 Any other information the entity wishes to provide about the proposed issue

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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